EXHIBIT 2

PURCHASE PRICE PROMISSORY NOTE

July 29, 2024

1.	Principal and Interest. For value received, the undersigned, the 2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020 (“Maker”), promises to pay to the order of Matthew T. Moroun, an individual (“Creditor”), the principal amount of Seventy-Two Million Seven Hundred Thirty-One Thousand Nine Hundred Fourteen and 48/100 Dollars ($72,731,914.48) (the “Principal Amount”) for payment of the Purchase Price, as that term is defined under the Purchase Agreement between Maker and Creditor dated July 29, 2024 (the “Purchase Agreement”), and interest on the unpaid Principal Amount at the annual fixed rate equal to four and 52/100 percent (4.52%). During the continuance of an Event of Default (as defined below), the interest rate shall increase by 2.00% per annum in excess of the interest rate otherwise applicable until all amounts currently due are paid in full.

Maker shall pay the Principal Amount of this Note, and interest thereon, in consecutive equal monthly installments of principal and interest equal to Three Hundred Sixty-Nine Thousand Three Hundred Eighty-Six and 74/100 Dollars ($369,386.74). The monthly payments are due on the last day of each month, commencing with the first full month after the Closing Date, and all remaining principal, interest, and any other amounts owing under the Purchase Price Note shall be due and payable in full on July 29, 2054 (the “Maturity Date”). The Principal Amount, and the monthly payment amount, shall be subject to adjustment, by revision hereto, in accordance with the Purchase Agreement pursuant to which this Note is issued. If the principal due and accrued interest under this Purchase Price Note is adjusted as a result of a revision in the Purchase Price pursuant to the Purchase Agreement, then the remaining monthly payments of principal and interest under the revised Purchase Price Note shall be adjusted to fully amortize and be paid as of the Maturity Date.

In the event Maker does not cooperate in adjusting the Principal Amount or monthly payment amount in the manner contemplated in the Purchase Agreement, Creditor shall be entitled to attach to the this Note a statement fixing the amount of principal due under this Note, and revised monthly payment amount, to reflect the Finally Determined Purchase Price, as appropriate and as that term is defined under the Purchase Agreement, as well as the revised monthly payment amount with respect thereto.

2.	Maturity. The entire unpaid Principal Amount and all accrued but unpaid interest on this Note shall be paid in full by the Maturity Date.

3.	Prepayments. Maker may prepay all or part of the amounts due on this Note at any time without premium or penalty. Any partial prepayment will be applied in the manner specified in Section 6 below.

4.	Security. The obligations of Maker to Creditor under this Note are secured by that certain Pledge and Security Agreement of even date herewith between Maker and Creditor (the “Security Agreement”).

5.	Default. An Event of Default shall occur under this Note if (i) Maker fails to make a payment of interest or principal when due under this Note or fails to pay when due any out-of-pocket expense that Maker owes to the Creditor under this Note and (ii) such default continues for one hundred eighty (180) days after Creditor has given written notice to Maker of the default.

6.	Acceleration. An Acceleration Event shall occur under this Note under each of the following two circumstances. (i) An Acceleration Event shall occur on the first date during the continuance of an Event of Default on which the sum of all payments of interest and principal made by the Maker under this Note is less than the interest that would have accrued under the Note through such date had the Note been a balloon note with no required payments until the date of maturity. Such an Acceleration Event shall be referred to as a Payment Acceleration Event. (ii) An Acceleration Event shall also occur on the date on which the Creditor delivers a notice to Maker that Creditor believes, in good faith, that at such time the prospect of Creditor receiving full payment when due of all amounts owing under this Note is impaired. Such an Acceleration Event shall be referred to as an Impairment Acceleration Event.

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After the occurrence of an Acceleration Event, all of the indebtedness evidenced by this Note and all other obligations then owing by Maker to the Creditor shall become due and payable unless Maker cures the Acceleration Event in the time and manner provided below. The Maker may cure a Payment Acceleration Event by paying all amounts of interest and principal due as of the Payment Acceleration Event within one hundred eighty days (180) days after the date of the Payment Acceleration Event. The Maker may cure an Impairment Acceleration Event within one hundred eighty days (180) days after the Impairment Acceleration Event by making such payments, posting such additional security or collateral, or taking similar actions, so that the Creditor delivers a notice to Maker that Creditor no longer believes, in good faith, that the prospect of Creditor receiving full payment when due of all amounts owing under this Note is impaired.

If a voluntary or involuntary case in bankruptcy, receivership, or insolvency is at any time begun by or against Maker (except an involuntary bankruptcy petition that is dismissed within sixty days of its filing), then all such indebtedness shall automatically become immediately due and payable.

7.	Place and Application of Payments. Each payment on this Note shall be made at Creditor’s address set forth below or any other place that Creditor directs in writing. Any payment on this Note shall be applied in the following order: first, to any expenses (including expenses of collection) then due and payable to Creditor under this Note; second to any accrued and unpaid interest under this Note; and third, to the unpaid principal balance of this Note. If Maker at any time owes Creditor any indebtedness or obligation in addition to the indebtedness evidenced by this Note, and if such other indebtedness owed by Maker to the Creditor is then in default, then Maker shall have no right to direct or designate the particular indebtedness or obligation on which payment made by or collected from Maker shall be applied. Maker waives any such right and agrees that the manner of application of any such payment, as between or among such indebtedness and obligations, shall be determined solely by the Creditor.

8.	Remedies. Creditor shall have all rights and remedies provided by law and by agreement of Maker. Maker shall reimburse Creditor for all expenses, including reasonable attorney fees and legal expenses, that the Creditor pays or incurs in protecting and enforcing the rights of the obligations to Creditor under any provision of this Note and the Security Agreement.

9.	Waivers. No delay by Creditor shall be a waiver of the exercise of any right or remedy. No single or partial exercise by Creditor of any right or remedy shall preclude any other or future exercise of that or any other right or remedy. No waiver by Creditor of any default or of any provision of this Note shall be effective unless it is in writing and signed by Creditor. No waiver of any right or remedy on one occasion shall be a waiver of that right or remedy on any future occasion.

Maker waives presentment, notice of dishonor, resort to collateral, impairment of collateral and protest of this Note, waives all defenses based on suretyship, and consents to any extension or postponement of time of its payment, to the addition of any party, to the assignment of this Note, and to release, discharge, waiver, modification or suspension of any rights and remedies against any person who may be liable for the indebtedness evidenced by this Note.

10.	Applicable Law and Jurisdiction. This Note shall be governed by and interpreted according to the laws of the State of Michigan without giving effect to conflict-of-laws principles. Any proceeding or claim with respect to the enforcement or any other matter under or arising out of or in connection with this Note or for enforcement of any arbitration or other judgment rendered in any such proceeding or claim, shall be brought exclusively in the applicable state or federal courts located in or whose district includes Macomb County, Michigan, and the Maker irrevocably accepts and submits to the exclusive personal jurisdiction of such courts generally and unconditionally with respect to any such proceeding or claim. The Maker irrevocably waives any objection that it may now or hereafter have to the laying of venue or any such action, suit, or proceeding in any such court and further waives any claim that any action, suit, or proceeding brought in any such court has been brought in an inconvenient forum.

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11.	Assignment. Creditor may assign this Note in which case the assignee shall succeed to all rights of Creditor herein. Creditor agrees to give Maker reasonable notice of such assignment. Maker shall have no liability to such assignee for amounts paid to Creditor under the terms of this Note before actual notice of the assignment has been received by Maker.

12.	Notice. If to Creditor, shall be sent to Matthew T. Moroun, 12225 Stephens Road, Warren, MI 48089. If to Maker, shall be sent to the Special Trustee of the 2020 Irrevocable Lindsay S. Moroun Trust, c/o 12225 Stephens Road, Warren, MI 48089.

13.	Legend. THIS NOTE IS SUBJECT TO REVISION AS PROVIDED IN THE PURCHASE AGREEMENT BETWEEN MAKER AND CREDITOR DATED JULY 29, 2024.

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The undersigned executed this Purchase Price Promissory Note as of the date first above written

MAKER

2020 Irrevocable Lindsay S. Moroun Trust Under Agreement dated November 24, 2020

By: /s/ Frederick P. Calderone
Frederick P. Calderone
Its: Special Trustee

Accepted:

CREDITOR

Matthew T. Moroun

/s/ Matthew T. Moroun

[Note for 2020 Irrevocable Lindsay S. Moroun Trust to Matthew T. Moroun]

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